Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ 2014 year-end
Financial Statements and MD&A
at www.kinross.com
NEWS RELEASE

Kinross reports 2014 fourth-quarter and full-year results
Record production of 2.71 million Au eq. oz. exceeds guidance
Approximately $1 billion in cash on balance sheet
Company not proceeding with Tasiast mill expansion at present time

Toronto, Ontario – February 10, 2015 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth quarter and year-end December 31, 2014.
(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 30 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2014 Q4 highlights:

●	Production1: 672,051 gold equivalent ounces (Au eq. oz.), compared with 646,234 ounces in Q4 2013.

●	Revenue: $791.3 million, compared with $877.1 million in Q4 2013.

●	Production cost of sales2: $714 per Au eq. oz., compared with $765 in Q4 2013.

●
All-in sustaining cost2: $1,006 per Au eq. oz. sold, compared with $1,175 in Q4 2013. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $1,001 in Q4 2014, compared with $1,169 in Q4 2013.

●	Adjusted operating cash flow2: $197.6 million, or $0.17 per share, compared with $222.8 million, or $0.19 per share, in Q4 2013.

●	Adjusted net loss2,3: adjusted loss of $6.0 million, or $0.01 per share, compared with an adjusted loss of $25.1 million, or $0.02 per share, in Q4 2013.

●
Reported net loss3: $1,473.5 million, or $1.29 per share, compared with a loss of $740.0 million, or $0.65 per share, in Q4 2013. The Q4 reported net loss includes an after-tax, non-cash impairment charge of $932.2 million and an inventory write down of $167.6 million. The impairment charge of $932.2 million relates to property, plant and equipment, and goodwill.

2014 full-year highlights:

●	Production1: a record 2,710,390 Au eq. oz., compared with 2,631,092 ounces for full-year 2013.

●	Revenue: $3,466.3 million, compared with $3,779.5 million for full-year 2013.

●	Production cost of sales2: $720 per Au eq. oz., compared with $743 for full-year 2013.

●
All-in sustaining cost2: $973 per Au eq. oz. sold, compared with $1,082 for full-year 2013. All-in sustaining cost per Au oz. sold on a by-product basis was $965 for full-year 2014, compared with $1,063 per Au oz. sold for full-year 2013.

●	Adjusted operating cash flow2: $976.9 million, or $0.85 per share, compared with $1,149.6 million, or $1.01 per share for full-year 2013.

●	Adjusted net earnings2,3: $131.1 million, or $0.11 per share, compared with adjusted net earnings of $321.2 million, or $0.28 per share, for full-year 2013.

●	Reported net loss3: $1,400.0 million, or $1.22 per share, compared with a loss of $3,012.6 million, or $2.64 per share, for full-year 2013.

●	Capital expenditures: $631.8 million, compared with $1.26 billion for full-year 2013.

●	Balance sheet: Cash, cash equivalents and restricted cash of $1,024.8 million at year end, compared with $793.5 million at December 31, 2013.

Outlook, Tasiast expansion and exploration update:

●
Outlook: Kinross expects to produce approximately 2.4 - 2.6 million Au eq. oz. at a production cost of sales per Au eq. oz. of $720 - $780 and an all-in sustaining cost per Au eq. oz. of $1,000 - $1,100. Total capital expenditures are forecast to be approximately $725 million in 2015.

●	Tasiast mill expansion update: The Company has decided not to proceed with the Tasiast mill expansion at the present time, primarily as a result of the current gold price environment.
●
Exploration: Exploration activities at Kupol, Chirano and Tasiast added 765,191 Au oz. to Kinross’ measured and indicated mineral resource estimates and 62,749 Au oz. to its inferred mineral resource estimates.

1Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.
2These figures are non-GAAP financial measures and are defined and reconciled on pages 20 to 24 of this news release.
3Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary
J. Paul Rollinson, CEO, made the following comments in relation to 2014 fourth-quarter and year-end results:

“2014 marked another excellent year for Kinross operationally with record production of 2.71 million ounces, declining costs and strong cash flow generation, despite lower gold prices. With 10 consecutive quarters of having met or exceeded expectations, the Company continues to deliver on its commitment to operational excellence, financial discipline and balance sheet strength.

“These principles underpin Kinross’ decision not to proceed with the Tasiast mill expansion at the present time. We continue to believe a mill expansion has the potential to offer a rare combination of large, low cost production; however, preserving balance sheet strength remains our priority, particularly given the current gold price environment. This decision preserves our cash position – which was approximately $1 billion at year-end – and our liquidity, while giving us the financial flexibility to capitalize on a possible future Tasiast expansion, or other opportunities, should they arise.

“In 2015, we are forecasting another solid year of operational results, balancing the importance of cost containment with disciplined capital investment in our assets. We have also taken a prudent approach to our cost assumptions, particularly in relation to currency exchange rates and the price of oil. With financial rigour and strong adherence to guidance targets, we will remain focused on delivering on our commitments.”

Financial results

Summary of financial and operating results

		Three months ended		Years ended
		December 31,		December 31,
	(in millions, except ounces, per share amounts, and per ounce amounts)	2014	2013	2014	2013
	Operating Highlights from Continuing Operations
	Total gold equivalent ounces(a)
	Produced(c)	679,646	653,805	2,739,044	2,658,632
	Sold(c)	658,730	691,300	2,743,398	2,697,093

	Attributable gold equivalent ounces(a)
	Produced(c)	672,051	646,234	2,710,390	2,631,092
	Sold(c)	651,498	683,419	2,715,358	2,669,276

	Financial Highlights from Continuing Operations
	Metal sales	$791.3	$877.1	$3,466.3	$3,779.5
	Production cost of sales	$469.2	$528.4	$1,971.2	$2,004.4
	Depreciation, depletion and amortization	$229.2	$206.7	$874.7	$828.8
	Impairment charges	$1,251.4	$736.5	$1,251.4	$3,169.6
	Operating loss	$(1,301.4)	$(706.1)	$(1,027.2)	$(2,635.2)
	Net loss attributable to common shareholders	$(1,473.5)	$(740.0)	$(1,400.0)	$(3,012.6)
	Basic loss per share attributable to common shareholders	$(1.29)	$(0.65)	$(1.22)	$(2.64)
	Diluted loss per share attributable to common shareholders	$(1.29)	$(0.65)	$(1.22)	$(2.64)
	Adjusted net earnings (loss) attributable to common shareholders(b)	$(6.0)	$(25.1)	$131.1	$321.2
	Adjusted net earnings (loss) per share(b)	$(0.01)	$(0.02)	$0.11	$0.28
	Net cash flow provided from operating activities	$179.2	$187.2	$858.1	$796.6
	Adjusted operating cash flow(b)	$197.6	$222.8	$976.9	$1,149.6
	Adjusted operating cash flow per share(b)	$0.17	$0.19	$0.85	$1.01
	Average realized gold price per ounce	$1,201	$1,268	$1,263	$1,402
	Consolidated production cost of sales per equivalent ounce(c) sold(b)	$712	$764	$719	$743
	Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$714	$765	$720	$743
	Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$701	$733	$705	$703
	Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,001	$1,169	$965	$1,063
	Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,006	$1,175	$973	$1,082
	Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,162	$1,427	$1,072	$1,357
	Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,164	$1,418	$1,077	$1,360

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 20 to 24 of this news release.

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter of 2014 was 72.73:1, compared with 61.18:1 for the fourth quarter of 2013; year to date 2014 was 66.29:1, compared with 59.23:1 for 2013.

p. 2 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on fourth-quarter and full-year 2014 production from continuing operations. Production and cost measures are on an attributable basis:

Production: Kinross produced 672,051 attributable Au eq. oz. in the fourth quarter of 2014, an increase over the fourth quarter of 2013, due mainly to increased production at the Kupol segment, offset by the suspension of mining at La Coipa in October 2013. Full-year production exceeded the Company’s 2014 guidance and reached a record 2,710,390 Au eq. oz., mainly due to a 37% increase in production at the Kupol segment and a 32% production increase at Maricunga compared with full-year 2013.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $714 for the fourth quarter of 2014, compared with $765 for the fourth quarter of 2013, a $51 decrease largely attributed to lower costs at Paracatu, Maricunga, and Tasiast. Production cost of sales per Au oz. on a by-product basis2 was $701 in Q4 2014, compared with $733 in Q4 2013, based on Q4 2014 attributable gold sales of 635,121 ounces and attributable silver sales of 1,191,105 ounces.

Production cost of sales per Au eq. oz. was $720 for full-year 2014, at the low-end of the revised guidance range and a reduction of $23 compared with $743 for full-year 2013. The full-year decrease was due mainly to a $217 per ounce reduction at Maricunga and a $170 per ounce reduction at Chirano. Production cost of sales per Au oz. on a by-product basis was $705 for full-year 2014, compared with $703 for full-year 2013, based on 2014 full-year attributable1 gold sales of 2,641,308 ounces and attributable silver sales of 4,917,982 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased 14%, to $1,006 in Q4 2014, compared with $1,175 in Q4 2013, primarily due to reductions in sustaining capital and exploration and business development expenditures. All-in sustaining cost per Au oz. sold on a by-product basis2 was $1,001 in Q4 2014, compared with $1,169 in Q4 2013.

p. 3 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost per Au eq. oz. sold decreased 10%, to $973 for full-year 2014, compared with $1,082 for full-year 2013, primarily due to reduced sustaining capital expenditures and production cost of sales. All-in sustaining cost per Au oz. sold on a by-product basis was $965 for full-year 2014, compared with $1,063 for full-year 2013.

Revenue: Revenue from metal sales was $791.3 million in the fourth quarter of 2014, compared with $877.1 million during the same period in 2013. Sales were lower due to timing of gold shipments and a lower average realized gold price.

Revenue was $3,466.3 million for full-year 2014, compared with $3,779.5 million for full-year 2013, mainly due to a lower average realized gold price.

Average realized gold price: The average realized gold price in Q4 2014 declined to $1,201 per ounce, compared with $1,268 per ounce in Q4 2013.The average realized gold price per ounce declined to $1,263 for full-year 2014, compared with $1,402 per ounce for full-year 2013.

Margins: Kinross’ attributable margin per Au eq. oz. sold4 was $487 per Au eq. oz. for the fourth quarter of 2014, compared with the Q4 2013 margin of $503 per Au eq. oz. Full-year margin per Au eq. oz. was $543, compared with $659 for full-year 2013.

Operating cash flow: Adjusted operating cash flow2 was $197.6 million for the fourth quarter of 2014, or $0.17 per share, compared with $222.8 million, or $0.19 per share, for Q4 2013. Adjusted operating cash flow for full-year 2014 was $976.9 million, or $0.85 per share, compared with $1,149.6 million, or $1.01 per share, for full-year 2013.

Earnings/loss: Adjusted net loss2,3 was $6.0 million, or $0.01 per share, for Q4 2014, compared with an adjusted net loss of $25.1 million, or $0.02 per share, for Q4 2013. Full-year 2014 adjusted net earnings were $131.1 million, or $0.11 per share, compared with $321.2 million, or $0.28 per share, for full-year 2013.

Reported net loss3 was $1,473.5 million, or $1.29 per share, for Q4 2014, compared with a loss of $740.0 million, or $0.65 per share, in Q4 2013. Full-year 2014 reported net loss was $1,400.0 million, or $1.22 per share, compared with a loss of $3,012.6 million, or $2.64 per share, for full-year 2013. Reported net loss includes an after-tax, non-cash impairment charge of $932.2 million and an inventory write down of $167.6 million. The non-cash impairment charge of $932.2 million includes charges related to property, plant and equipment of $342.5 million at Tasiast and $213.8 million at Chirano.

Capital expenditures: Capital expenditures decreased to $189.4 million for Q4 2014, compared with $331.1 million for the same period last year, due mainly to lower spending at Tasiast and Chirano. Capital expenditures for full-year 2014 were $631.8 million, which was at the low end of Q3 revised guidance and 50% less than 2013 full-year capital expenditures, mainly as a result of reduced spending at Tasiast, Chirano and Fort Knox.

Operating results
Mine-by-mine summaries for 2014 fourth-quarter and full-year operating results may be found on pages 15 and 19 of this news release. Highlights include the following:

Americas

The region performed well, exceeding production guidance for 2014, with record full-year production at Paracatu and Maricunga. Maricunga increased production by 32% compared with 2013 as a result of continuous improvement efforts and higher grades. Paracatu increased production to 521,026 Au eq. oz. for the year as a result of a successful ore blending strategy, which combines B1 ore with harder, higher grade B2 ore through both Plant 1 and Plant 2. The higher grades and recoveries at Paracatu were offset by lower grades at Fort Knox.

4 Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 4 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

In the fourth quarter, production was slightly lower compared with the previous quarter due to the October mill fire at Round Mountain, and lower grades at Maricunga, and at Kettle River-Buckhorn, which is nearing the end of its mine life. As previously reported, mill repairs at Round Mountain have commenced and the mill is on track to be re-commissioned in March 2015.

The region ended the year at the lower end of its production cost of sales guidance; nevertheless, 2014 cost of sales was higher compared with full-year 2013. The increase was mainly due to higher costs at Fort Knox, as the operation entered a phase of the mine with more operating waste and lower grades during the first three quarters of the year. Q4 production cost of sales per ounce decreased compared with Q4 2013, primarily due to lower cost of sales at Paracatu, Maricunga and Round Mountain. Improved efficiencies and increased production at Maricunga resulted in a 15% reduction in costs per ounce compared with Q4 2013 and a 19% reduction year-over-year.

Russia

The region exceeded expectations and its upwardly revised production guidance for the year. The combined Kupol and Dvoinoye operation increased production both quarter-over-quarter to 183,750 Au eq. oz. and year-over-year to 751,101 Au eq. oz. The region came in below its cost of sales guidance for the year and was in line with full-year 2013 cost of sales per ounce. Production cost of sales per ounce increased compared with the previous quarter due mainly to higher cost ounces sold from Kupol.

West Africa

The region met its production guidance for the year, with 2014 full-year production higher compared with full-year 2013. The increase was due mainly to higher mill grades at Chirano, and at Tasiast, which achieved record yearly production. At Chirano, quarterly production was up compared with Q3 2014 due mainly to higher throughput. At Tasiast, production was up slightly compared with Q3 2014 due to improved mill performance related to slightly higher throughput and recoveries.

The region met its production cost of sales guidance for the year, and full-year production cost per ounce was 12% lower compared with full-year 2013. Regional production cost of sales per ounce also decreased 16% compared with Q4 2013. The full-year decrease in cost of sales was mainly a result of the move to self-perform mining at Chirano, and continuous improvement programs.

Outlook
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 30 of this news release.

In 2015, Kinross expects to produce approximately 2.4 - 2.6 million Au eq. oz. from its current operations, lower than 2014 production of 2.71 million Au eq. oz. This is mainly a result of anticipated lower grades at Chirano, Kettle River-Buckhorn and Dvoinoye due to mine sequencing, and reduced production from the Tasiast dump leach. Production guidance also takes into consideration power rationing in Ghana, which began in December, and the possibility of power rationing in Brazil, which may affect operations in both countries.

Production in the first quarter of 2015 is expected to be lower year-over-year, before leveling out in Q2, due to mine plan sequencing across various sites and the seasonal impact on the heap leach at Fort Knox. The lower production is expected to have a commensurate impact on production cost of sales.

Production cost of sales per Au eq. oz. is expected to be in the range of $720 - $780 for 2015, slightly higher than 2014 full-year results. This is primarily as a result of higher expected costs in West Africa due to anticipated lower production, offset by a higher proportion of lower cost ounces from the Kupol segment in the production mix. The Company has forecast an all-in sustaining cost for 2015 of $1,000 - $1,100 per Au eq. oz. sold, and per ounce sold on a by-product basis, which is slightly higher than 2014 full-year results mainly due to an increase in forecast sustaining capital expenditure and reduced gold production for 2015.

p. 5 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The table below summarizes the 2015 forecasts for production and average production cost of sales on a gold equivalent and a by-product accounting basis:

Accounting basis	2015 (forecast)
Gold equivalent basis
Production (Au eq. oz.)	2.4 - 2.6 million
Average production cost of sales per Au eq. oz.	$720 - $780
All-in sustaining cost per Au eq. oz.	$1,000 - $1,100
By-product basis
Gold ounces	2.3 - 2.5 million
Silver ounces	5 - 5.5 million
Average production cost of sales per Au oz.	$705 - $765

The following table provides a summary of the 2015 production and production cost of sales forecast by region:

p. 6 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Region	Forecast 2015 production (Au eq. oz.)	Percentage of total production5	Forecast 2015 production cost of sales ($ per Au eq. oz.)
Americas	1.3 - 1.4 million	54%	790 - 850
West Africa (attributable)*	390,000 - 440,000	17%	850 - 920
Russia	710,000 - 760,000	29%	495 - 525
Total	2.4 - 2.6 million	100%	720 - 780
*Based on Kinross’ 90% share of Chirano

Material assumptions used to forecast 2015 production cost of sales are as follows:
▪	a gold price of $1,200 per ounce,
▪	a silver price of $18 per ounce,
▪	an oil price of $90 per barrel,
▪	foreign exchange rates of:
o	2.5 Brazilian reais to the U.S. dollar,
o	1.10 Canadian dollars to the U.S. dollar,
o	40 Russian roubles to the U.S. dollar,
o	575 Chilean pesos to the U.S. dollar,
o	2.75 Ghanaian cedi to the U.S. dollar,
o	290 Mauritanian ouguiya to the U.S. dollar, and
o	1.30 U.S. dollars to the Euro.

Taking into account existing currency and oil hedges:
▪	a 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce;
▪	specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $11 impact on Russian production cost of sales per ounce;
▪	a $10 per barrel change in the price of oil would be expected to result in an approximate $1 impact on production cost of sales per ounce;
▪	a $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2015 are forecast to be approximately $725 million (including estimated capitalized interest of approximately $40 million). The $725 million in forecast expenditures is summarized in the table below:

Region	Forecast 2015 sustaining capital (million)	Forecast 2015 non-sustaining capital (million)	Total (million)
Americas	$350	$10	$360
West Africa	$70	$170	$240
Russia	$80	$0	$80
Corporate	$5	$0	$5
Total	$505	$180	$685
Capitalized interest			$40
TOTAL			$725

5The percentages are calculated based on the mid-point of regional 2015 forecast production.

p. 7 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Sustaining capital includes the following forecast spending estimates:

● Mine development:	$110 million (Americas), $25 million (Russia)
● Tailings facilities:	$80 million (Americas), $30 million (Russia), $10 million (West Africa)
● Mobile equipment:	$50 million (Americas), $25 million (West Africa), $10 million (Russia)
● Leach facilities:	$40 million (Americas)
● Mill facilities:	$35 million (Americas)

Non-sustaining capital includes the following forecast spending estimates:

● Tasiast West Branch stripping and project wrap up:	$155 million
● Chirano Paboase deposit (initial development):	$15 million
● Development projects/studies:	$10 million

The 2015 forecast for exploration is approximately $95 million, none of which is expected to be capitalized. 2015 overhead (general and administrative expenses and business development) is expected to be approximately $205 million. The above forecast expenses include approximately $30 million related to expected equity-based compensation. Other operating costs are forecast to be approximately $50 million, including $11 million for care and maintenance costs at La Coipa.

Income tax expenses are expected to be $55 million based on our assumed gold price plus approximately 24% of any profit resulting from higher gold prices. Depreciation, depletion and amortization is forecast to be approximately $330 per Au eq. oz.

Tasiast mill expansion update

Following a comprehensive review, the Company has decided not to proceed with the 38,000 t/d mill expansion at the present time. The current gold price environment does not provide the Company with sufficient confidence that it will be able to maintain balance sheet strength while financing the expansion during the three-year construction period.

Kinross continues to believe a Tasiast mill expansion has the potential to create significant value over the long term. The Company will continue to assess market conditions with a view to possibly expanding Tasiast, should circumstances change. In addition, Kinross will continue to focus on reducing operating costs at Tasiast, consistent with the Company’s standards of operational excellence and drive for continuous improvement.

La Coipa Phase 7 update

A pre-feasibility study (PFS), begun in Q2 2014, to explore potential re-start options at La Coipa, is on track to be completed during the third quarter of 2015. Kinross is also conducting a scoping study that focuses on processing options for known near-surface sulfide mineralization in the district. Exploration continues at La Coipa, with the assessment of some attractive opportunities to extend the mine life beyond what the PFS will contemplate.

Metallurgical test work continues to be a major component of the study. Results to date confirm the complexity of the ore types, with more test work to follow.

Sale of Fruta del Norte

On December 17, 2014, the Company completed the sale of all its interest in Aurelian Resources Inc. and the Fruta del Norte (FDN) project in Ecuador for gross cash proceeds of $150.0 million and $90.0 million of Lundin Gold Inc. (formerly known as “Fortress Minerals Corp.”) common shares, resulting in an after-tax recovery of $238.0 million.

p. 8 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Liquidity

As of December 31, 2014, Kinross had cash, cash equivalents and restricted cash of $1,024.8 million, an increase of $231.3 million from December 31, 2013, driven by higher net operating cash flows of $858.1 million and cash proceeds of $150.0 million received from the sale of FDN, less cash flow of $631.8 million used for capital expenditures.

As at December 31, 2014, the Company had utilized $32.1 million of its amended $1.5 billion revolving credit facility for letters of credit.

Non-cash impairment

The Company completed its annual assessment of the carrying value of its cash generating units (CGU) for the year-ended December 31, 2014, and as a result, recorded an after-tax, non-cash impairment charge of $932.2 million. The impairment charge was comprised of property, plant and equipment: $342.5 million at Tasiast, $213.8 million at Chirano, $118.5 million at Lobo-Marte, $79.2 million at White Gold and $32.9 million at Kettle River-Buckhorn. The impairment charge also included goodwill of $124.4 million at La Coipa and $20.9 million at Kettle River-Buckhorn.

The Company also recorded inventory write-downs of $167.6 million as of December 31, 2014, primarily at Tasiast.

Board update

Mr. Kenneth Irving is resigning from the Kinross Board of Directors effective February 10, 2015, to focus on the continued development and success of his digital business. Kinross senior management and the Board of Directors would like to thank Mr. Irving for his many contributions during his tenure, including those related to his membership on the Corporate Responsibility and Corporate Governance and Nominating Committees.

2014 Mineral Reserves and Mineral Resources update
(See also the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2014 and explanatory notes starting at page 25.)

In preparing the Company’s 2014 year-end mineral reserves and mineral resource estimates as of December 31, 2014, Kinross has continued to focus on estimated higher margin, lower cost ounces, and maintained its fully-loaded costing methodology, which incorporates sustaining capital, mine waste management costs, general and administrative costs and other operating costs. The Company has also maintained the gold price assumptions used at year-end 2013: $1,200 per ounce for mineral reserves and $1,400 per ounce for mineral resources.

Proven and Probable Mineral Reserves

Kinross’ total estimated proven and probable gold reserves were 34.4 million ounces at year-end 2014, compared with 42.8 million ounces at year-end 2013. The net year-over-year decrease was mainly as a result of reclassifying approximately 6.0 million estimated Au oz. at Lobo-Marte to measured and indicated mineral resources, based on a decision not to extend environmental permits for the project at this time.

The reduction was offset by slight additions at Paracatu, due to assumed higher productivity, improved recoveries, lower costs and more favourable foreign exchange rates, and at Kupol, due to extensions of the mine plan. Other changes to the mineral reserve estimates include approximate reductions of 0.51 million Au oz. at Maricunga, 0.49 million Au oz. at Chirano, 0.46 million Au oz. at Fort Knox and 0.45 million Au oz. at Tasiast, mainly due to depletion.

p. 9 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Proven and probable silver reserves at year-end 2014 were estimated at 44.0 million ounces, a net decrease of 0.72 million ounces from year-end 2013, primarily due to production depletion. Silver reserves were estimated using a silver price assumption of $20.00 per ounce.

Proven and probable copper reserves at year-end 2014 were estimated at 1.4 billion pounds, unchanged from year-end 2013. Copper reserves, which are exclusively at Cerro Casale, were estimated using a copper price assumption of $2.00 per pound.

Measured and Indicated Mineral Resources

Kinross’ total estimated measured and indicated mineral resources at year-end 2014 increased by approximately 3.5 million Au oz. to 23.1 million Au oz. compared with year-end 2013. The 18% net increase in estimated mineral resources was mainly as a result of approximately 6.0 million gold ounces re-classified from mineral reserves to mineral resources at Lobo-Marte, a 1.3 million Au oz. increase at Maricunga due to pit optimization, and a 0.6 million Au oz. increase at Chirano due to model changes and additional estimated ounces from the Akoti and Suraw deposits. The increase in estimated mineral resources was offset by approximate reductions of 3.2 million Au oz. at Paracatu due to model changes and 1.6 million Au oz. at Tasiast due to pit optimization.

At Kupol, approximately 0.2 million Au oz. was added to mineral resource estimates as a result of discoveries at Moroshka.

Silver resource estimates increased by 5.9 million ounces to 28.7 million ounces, assuming a $22.00 per ounce silver price.

Inferred Mineral Resources

Kinross’ total estimated inferred gold resources at year-end 2014 were approximately 4.0 million ounces, a net decrease of 2.7 million ounces, primarily due to revised cost assumptions at Lobo-Marte.

Exploration update

In 2014, the Company continued to focus on brownfield projects and exploration within the existing footprint of several of our mines and surrounding districts. During the year, exploration activities at Kupol, Chirano and Tasiast added 765,191 Au oz. to Kinross’ estimated measured and indicated mineral resources and 62,749 Au oz. to its estimated inferred mineral resources6. Highlights include:

●	La Coipa: additional positive results were generated through two phases of diamond core drilling at the Catalina target, located approximately one kilometre southeast of La Coipa Phase 7.
●	Kupol: an indicated mineral resource estimate of 198,284 Au oz. at an average grade of 15.97g/t was defined at the Moroshka deposit, four kilometres east of Kupol.
●
Dvoinoye: an infill drilling program was completed on the September NE breccia zones, located 15 kilometres west-northwest of Dvoinoye, which defined high-grade gold-silver mineralized breccia over a strike length of approximately 150 metres. An initial mineral resources estimation is planned in 2015.

●
Chirano: drilling contributed to an increase of estimated measured and indicated mineral resources of 162,700 Au oz. at 3.70 g/t and 77,593 Au oz. at 5.05 g/t beneath the open pits at Akoti and Suraw, respectively. Drilling in 2015 is expected to focus on extending mineralized zones beneath some of the open pits and testing district targets.

●
Tasiast: estimated measured and indicated resources totaling 326,614 Au oz. were defined at satellite deposits on the mine licences at Fennec, C67, C68 and encouraging exploration drill results were reported from the Tamaya target at the Tasiast Sud license.

6 See also Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2014, and explanatory notes at page 25.

p. 10 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

A summary of 2014 highlights is presented below. Additional detail may be found in the Appendices which provide illustrations, captions, and accompanying explanatory notes (Appendix A), and drilling results and location data (Appendix B) corresponding to the figures below.

Appendix A: http://www.kinross.com/media/260366/q4yearend2014appendixba.pdf
Appendix B: http://www.kinross.com/media/260369/q4yearend2014appendixb.xlsx

La Coipa

Reverse circulation (RC) drilling was performed on a number of early-stage exploration targets located over the eastern part of the La Coipa district. From the six district target areas investigated during 2014, encouraging results were encountered at Pompeya Sur, Atenas-Puren Sur, and RAB005, which warrant further drilling in 2015 (Appendix A: Figure 1).

At Catalina, diamond core drilling was executed with infill and step out drilling from the previous year’s positive drill intersections. The target is located one kilometre southeast of La Coipa Phase 7 and occurs beneath 150 to 200 metres of colluvial overburden and young volcanic cover (Appendix A: Figure 2).

Results continue to be encouraging from this oxide mineralized zone and drilling continues to out line the geometry and extent of the mineralization. Mineralization remains open to the north and southeast and is currently estimated to be approximately 425 metres along a northwest – southeast strike, with a vertical extent of 150 metres and a width of 70 metres. The 2015 drill program at Catalina is designed to continue to better define the morphology, extent and controls on mineralization. Drill intersection highlights from the 2014 drill programs include (for full results and explanatory notes see Appendices):

Hole ID	From	To	Int. (m)	Au (g/t)	Ag (g/t)	Au Eq. (g/t)
DCAT-015	212	362	150	3.55	115	5.36
DCAT-018	198	310	112	5.66	48	6.41
DCAT-031	318	388	70	5.82	111	7.56
DCAT-036	204	386	182	1.72	44	2.41
DCAT-036-incl	222	248	26	4.49	75	5.67
DCAT-044	120	180	60	5.32	28	5.76
DCAT-044-incl.	156	158	2	115.0	122	116.9
DCAT-051	212	286	74	2.77	57	3.67
DCAT-059	216	304	88	2.00	97	3.52
DCAT-059-incl.	256	278	22	4.18	241	7.97

Kupol

At Moroshka, located approximately four kilometres east of Kupol and within the Kupol licence area (Appendix A: Figure 3), step-out and infill drilling completed in 2014 delineated mineralization and led to the definition of the following mineral resource estimates:

p. 11 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Moroshka Mineral Resources7:

Classification	Tonnes (000’s)	Grade (Au g/t)	Grade (Ag g/t)	Ounces (Au)	Ounces (Ag)
Indicated	386.2	15.97	185.10	198,284	2,298,209
Inferred	44.0	10.09	117.50	14,273	166,212

Other exploration targets were drill-tested in the Kupol area and a new epithermal vein, “Providence”, was discovered approximately 800 metres southwest of Moroshka. Three holes spaced approximately 100 metres apart have intersected the vein at approximately 200 metres below surface (Appendix A: Figure 4).  Further drilling is planned in 2015 to determine size, grade, and continuity of mineralization at Providence. The structure that hosts the vein remains open and untested to the south and at depth. The Moroshka licence covers several other geophysical, geochemical and structural targets, which together with Providence, will be the focus of drilling in 2015. Drill intersection highlights from the 2014 drill programs at Providence include (for full results and explanatory notes see Appendices):

Hole ID	From	To	Int. (m)	Au (g/t)	Ag (g/t)	Au Eq. (g/t)
KW14-245	271.7	276.1	4.4	6.64	165.97	9.25
KW14-247A	254.9	256.1	1.2	27.71	332.89	32.94

Dvoinoye

Field work consisting of geological mapping, geochemical sampling, trenching and drilling was carried out along the September trend, which hosts the September Northeast mineralized zone. Outside the September Northeast target, multiple new target areas and prospects have been defined on the wider Vodorazdelnaya licence due to the integration of geological mapping and multi-element soil geochemical data. The Dvoinoye North, western September Main, North-Streams nn1 & nn2, and Alyonka, near the Dvoinoye mine targets, will be further investigated through mapping, geochemical sampling and potential drilling in 2015 (Appendix A: Figure 5).

Further infill drilling and close-spaced channel sampling were completed across a stripped pavement (trenching) over the September Northeast target, located approximately 15 kilometres northwest of the Dvoinoye mine (Appendix A: Figure 5). The trench and drill results defined high-grade gold-silver mineralized breccia over a strike length of approximately 150 metres and extend to a depth of approximately 100 metres from surface (Appendix A: Figure 6). Drill intersection highlights from 2014 drill programs include (for full results and explanatory notes see Appendices):

Hole ID	From	To	Int. (m)	Au (g/t)	Ag (g/t)	Au Eq. (g/t)
				(uncapped)
SP14-005	192.8	194.6	1.8	62.61	36.77	63.19
SP14-021	51.4	55.1	3.7	430.66	163.89	433.24
SP14-023	23.8	29.5	5.7	142.13	55.90	143.01
SP14-029	24.0	27.5	3.5	85.71	43.51	86.39
SP14-042	18.5	20.7	2.2	95.81	34.19	96.35
SP14-042	217.3	217.9	0.6	91.34	64.16	92.35

7 See also Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2014, and explanatory notes at page 25.

p. 12 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All available information will be interpreted and an initial mineral resource update is planned for 2015.

Chirano

In 2014, drilling took place from 150 metres to 600 metres below the bottom of the existing pits at Akoti, Suraw and Obra, with successful results.

Exploration drilling contributed 162,700 Au oz.to the Company’s 2014 measured and indicated resource estimates of 297,512 Au oz. at an average grade of 3.7 g/t for the Akoti underground, which is part of the total measured and indicated resources for Chirano(see page 27 of this news release).

Similarly, exploration drilling contributed 77,593 Au oz. to the Company’s 2014 measured and indicated resource estimates of 186,379 Au oz. at an average grade of 5.05 g/t for the Suraw underground.

Assessment of the potential economic viability of the Akoti and Suraw mineralized zones will continue in 2015 and drilling is expected to focus on extending mineralization at Suraw.

Reverse circulation and selective diamond core drilling also tested potential near surface targets in proximity to the Chirano mine and within the Chirano district. Seven targets were drilled during 2014 and encouraging results were encountered at four targets, of which the Futa and Apeakrom, located approximately 12 kilometres south of the mine, warrant further drilling in 2015. In addition, other new district targets will be drilled in 2015.

Tasiast

The following mineral resource estimates on the El Gaicha mine licence were also defined for the Fennec, C68 and C67 satellite deposits that were mostly drilled during 2012 to 2013 and located 10 to 15 kilometres north and east of the Tasiast mine. Gold mineralization is defined from surface, or shallow depth less than 25 metres at each deposit. Fennec, C67 and C68 are typical of Archean Greenstone-style mineralized veins, although each deposit varies slightly, with Fennec occurring as vein swarms and networks, C67 mineralization dominated by a shear-hosted quartz vein, and C68 hosted in sets of en-echelon and parallel quartz-carbonate veins within sheared metasedimentary and metavolcanic rock units.

Fennec Mineral Resources8:
Classification	Tonnes (000’s)	Grade (Au g/t)	Ounces (Au)
Measured & Indicated	2,690	2.22	191,851
Inferred	350.7	1.70	19,148

C67 Mineral Resources8:
Classification	Tonnes (000’s)	Grade (Au g/t)	Ounces (Au)
Measured & Indicated	3,113	1.05	104,743
Inferred	965.1	0.80	24,915

8 See also Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2014, and explanatory notes at page 25.

p. 13 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

C68 Mineral Resources8:
Classification	Tonnes (000’s)	Grade (Au g/t)	Ounces (Au)
Measured & Indicated	469.7	1.99	30,020
Inferred	44.7	3.07	4,413

At the Tasiast Sud licence, drilling continued following up targets identified along the Tasiast Shear Zone, located 10 to 15 kilometres south of the mine area (Appendix A: Figure 7). Drilling was mostly focused over the Tamaya, C6.13 and C6.16 target areas. Encouraging drill intersections were obtained at Tamaya (Appendix A: Figure 8), and further infill and step out drilling is planned for 2015 to better assess the size, continuity and overall potential of the mineralization. Drill intersection highlights from 2014 drill programs include (for full results and explanatory notes see Appendices):

Hole ID	From	To	Int. (m)	Au (g/t)
TA12714RC	42	53	11	4.90
TA12718RC	75	83	8	7.28
TA12885RC	16	28	12	5.35
TA12885RC	36	43	7	10.06
TA12890RC	9	41	32	2.91

Over the Aouèouat Area (Tmeimichat and Imkebdene exploration licenses) positive early stage results were obtained from surface sampling, trenching and drilling, and several new targets have been defined and will be drilled and further explored in 2015.

p. 14 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, February 11, 2015 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2014 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2014 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell
Director, Corporate Communications
phone:647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone:416-365-3390
tom.elliott@kinross.com

p. 15 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of Operations

Three months ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2014	2013	2014	2013	2014	2013	2014	2013

Fort Knox	99,734	103,612	99,636	79,236	$66.6	$47.3	$668	$597
Round Mountain	37,746	40,316	37,133	39,963	32.2	36.6	867	916
Kettle River - Buckhorn	24,735	30,642	24,849	30,995	19.7	19.0	793	613
Paracatu	133,534	124,694	127,991	127,349	97.8	113.5	764	891
La Coipa	-	16,737	-	25,392	-	31.6	-	1,244
Maricunga	60,918	45,595	58,845	44,783	60.8	54.5	1,033	1,217
Americas Total	356,667	361,596	348,454	347,718	277.1	302.5	795	870

Kupol	183,750	153,529	179,722	200,141	92.6	95.6	515	478
Russia Total	183,750	153,529	179,722	200,141	92.6	95.6	515	478

Tasiast	63,277	62,963	58,236	64,629	57.2	72.5	982	1,122
Chirano (100%)	75,952	75,717	72,318	78,812	42.3	57.8	585	733
West Africa Total	139,229	138,680	130,554	143,441	99.5	130.3	762	908

Operations Total	679,646	653,805	658,730	691,300	469.2	528.4	712	764
Less Chirano non-controlling interest (10%)	(7,595)	(7,571)	(7,232)	(7,881)	(4.3)	(5.8)
Attributable Total	672,051	646,234	651,498	683,419	$464.9	$522.6	$714	$765

Years ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2014	2013	2014	2013	2014	2013	2014	2013

Fort Knox	379,453	421,641	408,472	416,103	$291.0	$236.6	$712	$569
Round Mountain	169,839	162,826	166,441	161,836	142.3	135.3	855	836
Kettle River - Buckhorn	123,382	150,157	123,262	151,559	83.6	83.1	678	548
Paracatu	521,026	500,380	512,327	507,953	418.2	424.9	816	836
La Coipa	-	162,405	1,365	174,548	1.7	142.2	1,245	815
Maricunga	247,216	187,815	247,469	192,537	235.9	225.3	953	1,170
Americas Total	1,440,916	1,585,224	1,459,336	1,604,536	1,172.7	1,247.4	804	777

Kupol	751,101	550,188	750,998	569,432	380.5	288.6	507	507
Russia Total	751,101	550,188	750,998	569,432	380.5	288.6	507	507

Tasiast	260,485	247,818	252,668	244,954	252.2	256.7	998	1,048
Chirano (100%)	286,542	275,402	280,396	278,171	165.8	211.7	591	761
West Africa Total	547,027	523,220	533,064	523,125	418.0	468.4	784	895

Operations Total	2,739,044	2,658,632	2,743,398	2,697,093	1,971.2	2,004.4	719	743
Less Chirano non-controlling interest (10%)	(28,654)	(27,540)	(28,040)	(27,817)	(16.6)	(21.2)
Attributable Total	2,710,390	2,631,092	2,715,358	2,669,276	$1,954.6	$1,983.2	$720	$743

p. 16 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)

	As at
	December 31,	December 31,
	2014	2013

Assets
Current assets
Cash and cash equivalents	$983.5	$734.5
Restricted cash	41.3	59.0
Accounts receivable and other assets	170.4	208.1
Current income tax recoverable	115.2	81.3
Inventories	1,276.7	1,322.9
	2,587.1	2,405.8
Non-current assets
Property, plant and equipment	5,409.4	6,582.7
Goodwill	162.7	308.0
Long-term investments	111.0	20.4
Investments in associate and joint venture	156.8	315.2
Deferred charges and other long-term assets	417.9	491.1
Deferred tax assets	106.5	163.5
Total assets	$8,951.4	$10,286.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$421.9	$544.5
Current income tax payable	19.2	27.0
Current portion of long-term debt	60.0	60.0
Current portion of provisions	43.1	40.1
Current portion of unrealized fair value of derivative liabilities	60.2	41.3
	604.4	712.9
Non-current liabilities
Long-term debt	1,998.1	2,059.6
Provisions	780.9	683.9
Unrealized fair value of derivative liabilities	-	14.0
Other long-term liabilities	207.2	192.7
Deferred tax liabilities	469.0	533.7
Total liabilities	4,059.6	4,196.8

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,587.7	$14,737.1
Contributed surplus	239.0	84.5
Accumulated deficit	(9,937.6)	(8,771.1)
Accumulated other comprehensive income (loss)	(46.1)	(36.5)
Total common shareholders’ equity	4,843.0	6,014.0
Non-controlling interest	48.8	75.9
Total equity	4,891.8	6,089.9
Total liabilities and equity	$8,951.4	$10,286.7

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,144,576,474	1,143,428,055

p. 17 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of United States dollars, except per share and share amounts)

	Years ended

	December 31,	December 31,
	2014	2013

Revenue
Metal sales	$3,466.3	$3,779.5

Cost of sales
Production cost of sales	1,971.2	2,004.4
Depreciation, depletion and amortization	874.7	828.8
Impairment charges	1,251.4	3,169.6
Total cost of sales	4,097.3	6,002.8
Gross loss	(631.0)	(2,223.3)
Other operating expense	111.8	88.2
Exploration and business development	105.6	147.1
General and administrative	178.8	176.6
Operating loss	(1,027.2)	(2,635.2)
Other income (expense) - net	(215.5)	(259.1)
Equity in earnings (losses) of associate and joint venture	(5.8)	(10.3)
Finance income	11.2	7.6
Finance expense	(80.1)	(42.8)
Loss before tax	(1,317.4)	(2,939.8)
Income tax (expense) recovery - net	(109.7)	(72.4)
Loss from continuing operations after tax	(1,427.1)	(3,012.2)
Earnings (loss) from discontinued operation after tax	233.5	(730.1)
Net loss	$(1,193.6)	$(3,742.3)

Net (loss) earnings from continuing operations attributable to:
Non-controlling interest	$(27.1)	$0.4
Common shareholders	$(1,400.0)	$(3,012.6)
Net (loss) earnings attributable to:
Non-controlling interest	$(27.1)	$0.4
Common shareholders	$(1,166.5)	$(3,742.7)

Loss per share from continuing operations attributable to common shareholders

Basic	$(1.22)	$(2.64)
Diluted	$(1.22)	$(2.64)

Loss per share attributable to common shareholders

Basic	$(1.02)	$(3.28)
Diluted	$(1.02)	$(3.28)

Weighted average number of common shares outstanding (millions)
Basic	1,144.3	1,142.1
Diluted	1,144.3	1,142.1

p. 18 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2014	2013
Net inflow (outflow) of cash related to the following activities:

Operating:
Loss from continuing operations	$(1,427.1)	$(3,012.2)
Adjustments to reconcile net loss from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	874.7	828.8
Losses (gains) on sale of other assets - net	3.1	1.1
Impairment charges	1,251.4	3,169.6
Impairment of investments	158.1	240.3
Equity in losses (earnings) of associate and joint venture	5.8	10.3
Non-hedge derivative losses (gains) - net	5.1	(2.6)
Share-based compensation expense	26.2	32.9
Accretion expense	33.2	20.6
Deferred tax expense (recovery)	(13.8)	(247.5)
Foreign exchange (gains) losses and other	42.7	109.3
Reclamation expense (recovery)	17.5	(1.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	26.9	(27.7)
Inventories	(59.4)	(197.5)
Accounts payable and accrued liabilities	99.0	157.6
Cash flow provided from operating activities	1,043.4	1,082.0
Income taxes paid	(185.3)	(285.4)
Net cash flow of continuing operations provided from operating activities	858.1	796.6
Net cash flow of discontinued operations used in operating activities	(8.8)	(21.9)

Investing:
Additions to property, plant and equipment	(631.8)	(1,262.4)
Net additions to long-term investments and other assets	(55.5)	(131.2)
Net proceeds from the sale of property, plant and equipment	30.5	6.1
Disposals of short-term investments	-	349.8
Decrease (increase) in restricted cash	17.7	(1.2)
Interest received and other	4.5	7.8
Net cash flow of continuing operations used in investing activities	(634.6)	(1,031.1)
Net cash flow of discontinued operations provided from (used in) investing activities	148.2	(14.3)
Financing:
Issuance of common shares on exercise of options	0.1	6.2
Proceeds from issuance of debt	913.0	-
Repayment of debt	(980.1)	(523.3)
Interest paid	(20.6)	(5.0)
Dividends paid to common shareholders	-	(91.3)
Settlement of derivative instruments	(2.0)	-
Other	(4.6)	(2.1)
Net cash flow of continuing operations used in financing activities	(94.2)	(615.5)
Net cash flow of discontinued operations used in financing activities	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(19.7)	(12.0)
Increase (decrease) in cash and cash equivalents	249.0	(898.2)
Cash and cash equivalents, beginning of period	734.5	1,632.7
Cash and cash equivalents, end of period	$983.5	$734.5

p. 19 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	(’000 tonnes)	(’000 tonnes)	(’000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q4 2014	100	5,453	3,261	8,782	0.86	0.30	84%	99,734	99,636	$ 66.6	$ 668	$ 19.2	$ 27.0
		Q3 2014	100	2,537	3,491	7,638	0.62	0.30	86%	104,815	110,187	88.5	803	11.1	31.8
		Q2 2014	100	3,241	3,479	6,638	0.50	0.29	84%	91,316	85,938	71.7	834	26.0	30.7
		Q1 2014	100	3,655	3,307	2,790	0.66	0.27	84%	83,588	112,711	64.2	570	29.7	28.5
		Q4 2013	100	4,659	3,169	8,624	0.86	0.28	84%	103,612	79,236	47.3	597	28.8	21.2
	Round Mountain(8)	Q4 2014	50	6,946	-	6,418	nm	0.38	nm	37,746	37,133	$ 32.2	$ 867	$ 16.7	$ 10.0
		Q3 2014	50	6,265	1,010	5,956	0.91	0.35	61%	44,764	45,540	35.9	788	13.0	5.6
		Q2 2014	50	6,475	1,008	5,258	0.91	0.37	63%	42,275	42,378	36.9	871	8.3	5.0
		Q1 2014	50	6,670	910	5,466	1.02	0.32	82%	45,054	41,390	37.3	901	6.6	4.6
		Q4 2013	50	5,130	1,025	4,128	0.86	0.36	58%	40,316	39,963	36.6	916	23.9	5.4
	Kettle River- Buckhorn	Q4 2014	100	91	104	-	7.46	-	93%	24,735	24,849	$ 19.7	$ 793	$ 1.5	$ 10.8
		Q3 2014	100	81	93	-	9.78	-	95%	32,175	33,783	22.6	669	2.7	14.1
		Q2 2014	100	78	95	-	11.96	-	94%	40,555	38,801	24.9	642	1.0	15.6
		Q1 2014	100	97	102	-	10.93	-	92%	25,917	25,829	16.4	635	1.6	9.7
		Q4 2013	100	91	86	-	13.10	-	94%	30,642	30,995	19.0	613	3.2	12.8
	Paracatu	Q4 2014	100	11,271	11,548	-	0.45	-	79%	133,534	127,991	$ 97.8	$ 764	$ 49.7	$ 38.8
		Q3 2014	100	12,898	12,635	-	0.44	-	77%	136,078	136,233	105.7	776	31.6	41.1
		Q2 2014	100	13,332	12,167	-	0.42	-	75%	124,329	132,327	114.6	866	14.5	40.5
		Q1 2014	100	16,083	15,047	-	0.35	-	68%	127,085	115,776	100.1	865	16.8	33.9
		Q4 2013	100	14,024	13,874	-	0.37	-	76%	124,694	127,349	113.5	891	70.1	30.2
	Maricunga (8)	Q4 2014	100	4,227	-	4,192	-	0.70	nm	60,918	58,845	$ 60.8	$ 1,033	$ 2.7	$ 13.4
		Q3 2014	100	4,328	-	4,174	-	0.77	nm	69,279	68,434	60.3	881	6.2	6.7
		Q2 2014	100	3,854	-	3,792	-	0.77	nm	64,290	64,333	56.2	874	11.4	11.5
		Q1 2014	100	4,491	-	3,860	-	0.74	nm	52,729	55,857	58.6	1,049	9.4	4.6
		Q4 2013	100	5,780	-	4,107	-	0.68	nm	45,595	44,783	54.5	1,217	26.0	14.9
Russia	Kupol (3)(4)(6)	Q4 2014	100	437	420	-	13.19	-	95%	183,750	179,722	$ 92.6	$ 515	$ 12.7	$ 64.6
		Q3 2014	100	428	417	-	13.28	-	95%	180,838	216,225	106.6	493	23.4	75.0
		Q2 2014	100	437	419	-	13.77	-	95%	195,275	216,765	114.8	530	15.7	58.7
		Q1 2014	100	440	409	-	13.81	-	94%	191,238	138,286	66.5	481	39.5	56.4
		Q4 2013	100	457	424	-	11.35	-	92%	153,529	200,141	95.6	478	29.2	39.2
West Africa	Tasiast	Q4 2014	100	1,226	619	1,139	2.18	0.75	93%	63,277	58,236	$ 57.2	$ 982	$ 59.4	$ 19.7
		Q3 2014	100	3,445	615	2,303	2.27	0.70	93%	60,438	62,727	61.0	972	44.5	15.9
		Q2 2014	100	4,643	663	2,297	2.04	0.62	89%	65,099	65,319	66.5	1,018	25.8	15.1
		Q1 2014	100	7,333	659	2,289	2.15	0.63	89%	71,671	66,386	67.5	1,017	51.3	15.9
		Q4 2013	100	9,189	636	3,197	2.21	0.56	92%	62,963	64,629	72.5	1,122	105.6	20.4
	Chirano - 100%	Q4 2014	90	866	883	-	2.96	-	91%	75,952	72,318	$ 42.3	$ 585	$ 10.5	$ 42.7
		Q3 2014	90	787	829	-	2.95	-	93%	72,701	73,296	39.5	539	12.0	41.0
		Q2 2014	90	666	615	-	3.42	-	92%	62,991	63,724	40.2	631	9.0	35.5
		Q1 2014	90	902	817	-	3.06	-	92%	74,898	71,058	43.8	616	10.7	40.5
		Q4 2013	90	970	861	-	2.95	-	94%	75,717	78,812	57.8	733	29.2	41.4
		Q4 2014	90	866	883	-	2.96	-	91%	68,357	65,086	$ 38.0	$ 585	$ 9.5	$ 38.4
	Chirano - 90%	Q3 2014	90	787	829	-	2.95	-	93%	65,431	65,966	35.6	539	10.8	36.9
		Q2 2014	90	666	615	-	3.42	-	92%	56,692	57,352	36.2	631	8.1	32.0
		Q1 2014	90	902	817	-	3.06	-	92%	67,408	63,952	39.4	616	9.6	36.5
		Q4 2013	90	970	861	-	2.95	-	94%	68,146	70,931	52.0	733	26.3	37.3

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q4 (2014) 92.78 g/t, 85%; Q3 (2014) 83.94 g/t, 88%; Q2 (2014) 88.79 g/t, 84%; Q1 (2014) 106.4 g/t, 84%; Q4 (2013) 131.91 g/t, 92%.
(5)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2014: 72.73:1; Q3 2014: 64.89:1, Q2 2014: 65.67:1, Q1 2014: 63.15:1, Q4 2013: 61.18:1.

(6)
Dvoinoye ore processed and grade were as follows: Q4 (2014) 90,083 tonnes, 26.14 g/t; Q3 (2014) 100,948 tonnes, 25.94 g/t; Q2 (2014) 91,204 tonnes, 28.68 g/t; Q1 (2014) 85,242 tonnes, 30.5 g/t; Q4 (2013) 26,743 tonnes, 28.15 g/t.

(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	“nm” means not meaningful

p. 20 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Adjusted Earnings
(in millions, except share and per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2014	2013	2014	2013

Net loss from continuing operations attributable to common shareholders - as reported	$(1,473.5)	$(740.0)	$(1,400.0)	$(3,012.6)

Adjusting items:
Foreign exchange losses	29.9	6.8	50.1	21.9
Non-hedge derivatives losses (gains) - net of tax	0.5	1.8	4.5	(2.2)
Losses on sale of other assets - net of tax	9.0	1.2	3.1	1.1
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	86.6	25.1	112.8	70.6
Change in deferred income taxes due to tax reforms enacted in Chile	(3.1)	-	32.7	-
Taxes in respect of prior years	62.5	7.6	45.2	8.3
Impairment charges - net of tax	1,098.2	670.6	1,098.2	2,995.0
Impairment of investments and other - net of tax	162.0	3.0	162.6	240.3
Reclamation and remediation expense - net of tax	21.9	(1.2)	21.9	(1.2)
	1,467.5	714.9	1,531.1	3,333.8
Adjusted net earnings (loss) from continuing operations attributable to common shareholders	$(6.0)	$(25.1)	$131.1	$321.2
Weighted average number of common shares outstanding - Basic	1,144.5	1,143.3	1,144.3	1,142.1
Adjusted net earnings (loss) from continuing operations per share	$(0.01)	$(0.02)	$0.11	$0.28

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 21 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Adjusted Operating Cash Flow
(in millions, except share and per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2014	2013	2014	2013

Net cash flow of continuing operations provided from operating activities - as reported	$179.2	$187.2	$858.1	$796.6

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(100.1)	(72.9)	(26.9)	27.7
Inventories	78.3	78.7	59.4	197.5
Accounts payable and other liabilities, including taxes	40.2	29.8	86.3	127.8
	18.4	35.6	118.8	353.0
Adjusted operating cash flow from continuing operations	$197.6	$222.8	$976.9	$1,149.6
Weighted average number of common shares outstanding - Basic	1,144.5	1,143.3	1,144.3	1,142.1
Adjusted operating cash flow from continuing operations per share	$0.17	$0.19	$0.85	$1.01

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2014	2013	2014	2013

Production cost of sales - as reported	$469.2	$528.4	$1,971.2	$2,004.4
Less: portion attributable to Chirano non-controlling interest	(4.3)	(5.8)	(16.6)	(21.2)
Attributable production cost of sales	$464.9	$522.6	$1,954.6	$1,983.2

Gold equivalent ounces sold	658,730	691,300	2,743,398	2,697,093
Less: portion attributable to Chirano non-controlling interest	(7,232)	(7,881)	(28,040)	(27,817)
Attributable gold equivalent ounces sold	651,498	683,419	2,715,358	2,669,276
Consolidated production cost of sales per equivalent ounce sold	$712	$764	$719	$743
Attributable production cost of sales per equivalent ounce sold	$714	$765	$720	$743

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 22 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2014	2013	2014	2013

Production cost of sales - as reported	$469.2	$528.4	$1,971.2	$2,004.4
Less: portion attributable to Chirano non-controlling interest	(4.3)	(5.8)	(16.6)	(21.2)
Less: attributable silver revenues	(19.7)	(50.9)	(93.6)	(211.9)
Attributable production cost of sales net of silver by-product revenue	$445.2	$471.7	$1,861.0	$1,771.3

Gold ounces sold	642,337	651,732	2,669,278	2,545,736
Less: portion attributable to Chirano non-controlling interest	(7,216)	(7,868)	(27,970)	(27,745)
Attributable gold ounces sold	635,121	643,864	2,641,308	2,517,991
Attributable production cost of sales per ounce sold on a by-product basis	$701	$733	$705	$703

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 23 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2014	2013	2014	2013
Production cost of sales - as reported	$469.2	$528.4	$1,971.2	$2,004.4
Less: portion attributable to Chirano non-controlling interest(1)	(4.3)	(5.8)	(16.6)	(21.2)
Less: attributable(2) silver revenues(3)	(19.7)	(50.9)	(93.6)	(211.9)
Attributable(2) production cost of sales net of silver by-product revenue	$445.2	$471.7	$1,861.0	$1,771.3
Adjusting items on an attributable(2) basis:
General and administrative(4)	51.2	52.1	178.8	176.6
Other operating expense - sustaining(5)	(16.9)	(3.3)	3.9	15.4
Reclamation and remediation - sustaining(6)	15.2	12.0	61.8	57.1
Exploration and business development - sustaining(7)	14.1	10.1	56.7	78.4
Additions to property, plant and equipment - sustaining(8)	127.1	209.8	387.0	577.6
All-in Sustaining Cost on a by-product basis - attributable(2)	$635.9	$752.4	$2,549.2	$2,676.4
Other operating expense - non-sustaining(5)	12.1	37.6	36.9	73.2
Exploration - non-sustaining(7)	12.8	15.9	48.7	67.7
Additions to property, plant and equipment - non-sustaining(8)	60.0	113.6	179.2	600.9
Reclamation & remediation costs not related to current operations(6)	17.5	(1.0)	17.5	(1.0)
All-in Cost on a by-product basis - attributable(2)	$738.3	$918.5	$2,831.5	$3,417.2
Gold ounces sold	642,337	651,732	2,669,278	2,545,736
Less: portion attributable to Chirano non-controlling interest(9)	(7,216)	(7,868)	(27,970)	(27,745)
Attributable(2) gold ounces sold	635,121	643,864	2,641,308	2,517,991
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$1,001	$1,169	$965	$1,063
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,162	$1,427	$1,072	$1,357

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2014	2013	2014	2013
Production cost of sales - as reported	$469.2	$528.4	$1,971.2	$2,004.4
Less: portion attributable to Chirano non-controlling interest(1)	(4.3)	(5.8)	(16.6)	(21.2)
Attributable(2) production cost of sales	$464.9	$522.6	$1,954.6	$1,983.2
Adjusting items on an attributable(2) basis:
General and administrative(4)	51.2	52.1	178.8	176.6
Other operating expense - sustaining(5)	(16.9)	(3.3)	3.9	15.4
Reclamation and remediation - sustaining(6)	15.2	12.0	61.8	57.1
Exploration and business development - sustaining(7)	14.1	10.1	56.7	78.4
Additions to property, plant and equipment - sustaining(8)	127.1	209.8	387.0	577.6
All-in Sustaining Cost - attributable(2)	$655.6	$803.3	$2,642.8	$2,888.3
Other operating expense - non-sustaining(5)	12.1	37.6	36.9	73.2
Exploration - non-sustaining(7)	12.8	15.9	48.7	67.7
Additions to property, plant and equipment - non-sustaining(8)	60.0	113.6	179.2	600.9
Reclamation & remediation costs not related to current operations(6)	17.5	(1.0)	17.5	(1.0)
All-in Cost - attributable(2)	$758.0	$969.4	$2,925.1	$3,629.1
Gold equivalent ounces sold	658,730	691,300	2,743,398	2,697,093
Less: portion attributable to Chirano non-controlling interest(9)	(7,232)	(7,881)	(28,040)	(27,817)
Attributable(2) gold equivalent ounces sold	651,498	683,419	2,715,358	2,669,276
Attributable(2) all-in sustaining cost per equivalent ounce sold	$1,006	$1,175	$973	$1,082
Attributable(2) all-in cost per equivalent ounce sold	$1,164	$1,418	$1,077	$1,360

p. 24 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2) “Attributable” includes Kinross’ share of Chirano (90%) production.
(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as  other items not reflective of the underlying operating performance of our business.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.
(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the fourth quarter of 2014 relate to projects at Tasiast and Chirano.  Non-sustaining capital expenditures during the year-ended December 31, 2014 relate to projects at Tasiast, Chirano and Dvoinoye.
(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p. 25 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2014 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8,9)
Kinross Gold Corporation’s Share at December 31, 2014
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	67,855	0.40	872	95,989	0.49	1,526	163,844	0.46	2,398
Kettle River		USA	100.0%	-	-	-	351	9.00	101	351	9.00	101
Round Mountain Area		USA	50.0%	15,255	0.84	414	12,045	0.71	275	27,300	0.79	689
SUBTOTAL				83,110	0.48	1,286	108,385	0.55	1,902	191,495	0.52	3,188

SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	57,425	0.65	1,195	241,975	0.59	4,616	299,400	0.60	5,811
Maricunga Area		Chile	100.0%	24,176	0.82	637	42,511	0.76	1,033	66,687	0.78	1,670
Paracatu		Brazil	100.0%	496,857	0.41	6,541	252,268	0.49	3,969	749,125	0.44	10,510
SUBTOTAL				578,458	0.45	8,373	536,754	0.56	9,618	1,115,212	0.50	17,991

AFRICA
Chirano		Ghana	90.0%	7,504	1.23	296	4,551	4.29	628	12,055	2.38	924
Tasiast		Mauritania	100.0%	40,810	1.38	1,805	121,012	1.90	7,391	161,822	1.77	9,196
SUBTOTAL				48,314	1.35	2,101	125,563	1.99	8,019	173,877	1.81	10,120

RUSSIA
Dvoinoye		Russia	100.0%	629	18.11	366	1,508	13.66	662	2,137	14.97	1,028
Kupol		Russia	100.0%	1,236	8.61	342	6,380	8.52	1,747	7,616	8.53	2,089
SUBTOTAL				1,865	11.81	708	7,888	9.50	2,409	9,753	9.94	3,117

TOTAL GOLD				711,747	0.54	12,468	778,590	0.88	21,948	1,490,337	0.72	34,416

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8,9)
Kinross Gold Corporation’s Share at December 31, 2014
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	518	11.6	194	2,608	8.8	741	3,126	9.3	935
SUBTOTAL				518	11.6	194	2,608	8.8	741	3,126	9.3	935

SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
La Coipa	9	Chile	100.0%	-	-	-	-	-	-	-	-	-
SUBTOTAL				57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672

RUSSIA
Dvoinoye		Russia	100.0%	629	27.1	548	1,508	21.4	1,040	2,137	23.1	1,588
Kupol		Russia	100.0%	1,236	112.3	4,464	6,380	109.1	22,379	7,616	109.6	26,843
SUBTOTAL				1,865	112.3	5,012	7,888	92.3	23,419	9,753	90.7	28,431

TOTAL SILVER				59,808	4.5	8,728	252,471	4.4	35,310	312,279	4.4	44,038

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8)
Kinross Gold Corporation’s Share at December 31, 2014
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.15	1,444
SUBTOTAL				57,425	0.19	240	241,975	0.23	1,204	299,400	0.15	1,444

TOTAL COPPER				57,425	0.19	240	241,975	0.23	1,204	299,400	0.15	1,444

p. 26 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8,9)
Kinross Gold Corporation’s Share at December 31, 2014
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	8,416	0.41	110	97,037	0.43	1,336	105,453	0.43	1,446
Kettle River		USA	100.0%	-	-	-	18	7.27	4	18	7.27	4
Round Mountain Area		USA	50.0%	10,414	0.61	204	13,354	0.55	236	23,768	0.58	440
White Gold		Yukon	100.0%	-	-	-	9,788	2.67	840	9,788	2.67	840
SUBTOTAL				18,830	0.52	314	120,197	0.62	2,416	139,027	0.61	2,730

SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	5,739	0.30	56	68,423	0.36	787	74,162	0.35	843
La Coipa	9	Chile	100.0%	11,410	1.52	559	7,986	1.23	317	19,396	1.40	876
Lobo Marte		Chile	100.0%	96,646	1.13	3,525	88,720	1.22	3,489	185,366	1.18	7,014
Maricunga Area		Chile	100.0%	21,499	0.63	436	173,963	0.64	3,560	195,462	0.64	3,996
Paracatu		Brazil	100.0%	125,395	0.28	1,119	165,890	0.35	1,883	291,285	0.32	3,002
SUBTOTAL				260,689	0.68	5,695	504,982	0.62	10,036	765,671	0.64	15,731

AFRICA
Chirano		Ghana	90.0%	5,797	2.05	383	9,559	2.70	831	15,356	2.46	1,214
Tasiast		Mauritania	100.0%	10,496	0.68	229	75,077	1.21	2,919	85,573	1.14	3,148
SUBTOTAL				16,293	1.17	612	84,636	1.38	3,750	100,929	1.34	4,362

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	118	9.94	38	118	9.94	38
Kupol		Russia	100.0%	-	-	-	386	15.97	198	386	15.97	198
SUBTOTAL				-	-	-	504	14.56	236	504	14.56	236

TOTAL GOLD				295,812	0.70	6,621	710,319	0.72	16,438	1,006,131	0.71	23,059

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8,9)
Kinross Gold Corporation’s Share at December 31, 2014
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	86	9.3	26	1,009	8.4	273	1,095	8.5	299
SUBTOTAL				86	9.3	26	1,009	8.4	273	1,095	8.5	299

SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	5,739	1.2	220	68,423	1.1	2,328	74,162	1.1	2,548
La Coipa	9	Chile	100.0%	11,410	37.9	13,906	7,986	37.2	9,564	19,396	37.6	23,470
SUBTOTAL				17,149	25.6	14,126	76,409	4.8	11,892	93,558	8.6	26,018

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	118	20.3	77	118	20.3	77
Kupol		Russia	100.0%	-	-	-	386	185.1	2,298	386	185.1	2,298
SUBTOTAL				-	-	-	504	146.5	2,375	504	146.5	2,375

TOTAL SILVER				17,235	25.5	14,152	77,922	5.8	14,540	95,157	9.4	28,692

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2014
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	5,739	0.1	17	68,423	0.2	248	74,162	0.16	265
SUBTOTAL				5,739	0.1	17	68,423	0.2	248	74,162	0.16	265

TOTAL COPPER				5,739	0.13	17	68,423	0.16	248	74,162	0.16	265

p. 27 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8,9)
Kinross Gold Corporation’s Share at December 31, 2014
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	13,500	0.44	189
Kettle River		USA	100.0%	26	7.19	6
Round Mountain Area		USA	50.0%	7,861	0.51	130
White Gold		Yukon	100.0%	2,166	1.79	125
SUBTOTAL				23,553	0.59	450

SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	123,860	0.38	1,498
La Coipa	9	Chile	100.0%	726	1.06	25
Lobo Marte		Chile	100.0%	2,003	1.07	69
Maricunga Area		Chile	100.0%	57,439	0.58	1,065
Paracatu		Brazil	100.0%	2,283	0.31	22
SUBTOTAL				186,311	0.45	2,679

AFRICA
Chirano		Ghana	90.0%	1,204	3.43	133
Tasiast		Mauritania	100.0%	8,951	1.71	492
SUBTOTAL				10,155	1.91	625

RUSSIA
Dvoinoye		Russia	100.0%	122	12.10	47
Kupol		Russia	100.0%	474	12.55	191
SUBTOTAL				596	12.46	238

TOTAL GOLD				220,615	0.56	3,992

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8,9)
Kinross Gold Corporation’s Share at December 31, 2014
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	647	5.8	121
SUBTOTAL				647	5.8	121

SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	123,860	1.0	4,126
La Coipa	9	Chile	100.0%	726	28.8	673
SUBTOTAL				124,586	1.2	4,799

RUSSIA
Dvoinoye		Russia	100.0%	122	16.6	65
Kupol		Russia	100.0%	474	199.3	3,034
SUBTOTAL				596	161.9	3,099

TOTAL SILVER				125,829	2.0	8,019

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT					COPPER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2014
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	8	Chile	25.0%	123,860	0.19	523
SUBTOTAL				123,860	0.19	523

TOTAL COPPER				123,860	0.19	523

p. 28 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce, a silver price of $US 20.00 per ounce and a copper price of $US $3.00 per pound.  Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rouble to $US 35
Chilean Peso to $US 575
Brazilian Real to $US 2.50
Ghanaian Cedi to $US 2.75
Mauritanian Ouguiya to $US 290

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce, a silver price of $US 22.00 per ounce, a copper price of $US $3.25 per pound and the following foreign exchange rates:

Russian Rouble to $US 34
Chilean Peso to $US 525
Brazilian Real to $US 2.50
Ghanaian Cedi to $US 2.50
Mauritanian Ouguiya to $US 300

(3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2014 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”).  Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources.  These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The CIM Definition Standards differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.   In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5) Except as provided in Note (8), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.  Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves.  Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8) Estimates for the Cerro Casale project are based on a project update completed by Barrick Gold Corporation in the first half of 2011 and have been updated to reflect current guidance.  Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves - Gold price of $US 1,000 per ounce, Silver price of $US 16.00 per ounce, Copper price of $US 2.00 per pound, Chilean Peso to $US 525

Mineral resources - Gold price of $US 1,400 per ounce, Silver price of $US 19.00 per ounce, Copper price of $US 3.50 per pound, Chilean Peso to $US 585

The mineral reserve and mineral resource estimates for Cerro Casale were prepared under the supervision of Mr. Rick Sims, who is a qualified person as defined by NI 43-101.

(9) Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

p. 29 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A‘Measured Mineral Resource’is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

p. 30 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings “Outlook, Tasiast expansion and Exploration update”, “CEO Commentary”, “Outlook”, “Tasiast mill expansion update”, “La Coipa Phase 7 update”, “Liquidity”, “Proven and Probable Mineral Reserves”, “Measured and Indicated Mineral Resources”, “Inferred Mineral Resources”, “Exploration update” and  include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; mineral reserve and mineral resource estimates; exploration drill results; expected savings pursuant to our cost review and reduction initiatives including, without limitation, optimization of projects and operations, as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “anticipate”, “believe”, “encouraging”, “estimates”, ‘‘expects’’, ‘‘explore’’, ‘‘forecasts”, “focus”, “guidance”, “on track”,  “options”, “outlook”, “opportunity”, “plan”, “possible”, “potential”, “priority”, “prospect”, “study”, “target”, or “view”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations;(3) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the impact of escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, and any potential amendments to the Brazilian Mining Code, the Mauritanian Customs Code, the Mauritanian Mining Code, the Mauritanian VAT regime and water legislation or other water use restrictions in Chile (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the development of, operations at and production from the Company’s operations, being consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (12) goodwill and/or asset impairment potential; and (13) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, maintaining partial project financing for Dvoinoye and Kupol being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, or other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of FDN and its sale, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples;changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-bribery, international sanctions and/or anti-money laundering laws and regulations in Canada, the United Stated or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 31 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce9.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $11 impact on Russian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $1 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this news release, including but not limited to mineral reserve and mineral resource estimates,has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this news release,including but not limited to drill programs and results, has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of  NI 43‐101.

9 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 32 Kinross reports 2014 fourth-quarter and full-year results	www.kinross.com